Exhibit 21.1

SUBSIDIARIES OF ALPHA TAU MEDICAL LTD.

Name of Subsidiary	Jurisdiction of Organization
Alpha Tau Medical, Inc.	Delaware (USA)
Alpha Tau Medical Canada Inc.	Quebec
Alpha Tau Medical KK	Japan
Archery Merger Sub Inc.	Delaware (USA)